CUSIP No. 87484T 108	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TALOS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,296,527
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,296,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy Debtco LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,616,653
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,616,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Talos Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management VII, L.P
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AIF VII Management, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management, L.P., with respect to Series I
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 2,913,180
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,913,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,913,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 333 Clay Street, Suite 3300, Houston, TX 77002.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 21, 2018, the Amendment No. 1 filed by the Reporting Persons on Schedule 13D on June 1, 2021 (“Amendment No. 1”), the Amendment No. 2 filed by the Reporting Persons on Schedule 13D on June 15, 2021 (“Amendment No. 2”), the Amendment No. 3 filed by the Reporting Persons on Schedule 13D on June 25, 2021 (“Amendment No. 3”), the Amendment No. 4 filed by the Reporting Persons on Schedule 13D on June 30, 2021 (“Amendment No. 4”), and the Amendment No. 5 filed by the Reporting Persons on Schedule 13D on November 16, 2021.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 3, 2022, AP Talos sold 6,655,136 shares of Common Stock at $9.35 per share in the open market.

Item 5. Interest in Securities of the Issuer

AP Talos and Debtco are the record owners of an aggregate of 2,913,180 shares of the Issuer’s Common Stock, which represents approximately 3.6% of the Issuer’s outstanding Common Stock. Each of AP Talos and Debtco disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the other, and each of Management VII, AIF VII, Apollo Management, Management GP, Commodities Management, Commodities Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the AP Talos or Debtco, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Amendment No. 6 on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 81,881,477 shares of Common Stock outstanding as of October 27, 2021, as reported by the Issuer on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 3, 2021.

(b) By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 20,270,024 shares of Common Stock held of record by, entities affiliated with Riverstone (“the Riverstone Stockholders”). The Reporting Persons expressly disclaim any beneficial ownership of shares held of record by the Riverstone Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock. In the aggregate any group formed thereby would beneficially own 23,183,204 shares or approximately 28.3% of the Issuer’s Common Stock outstanding. The beneficial ownership of the Riverstone Stockholders has been reported separately on a Schedule 13D/A filed with the Securities and Exchange Commission on November 29, 2021.

CUSIP No. 87484T 108	13D

(c) Except as described in Item 4, AP Talos sold the following shares on the open market during the previous 60 days:

12/8/2021	51,461
12/9/2021	107,350
12/10/2021	4,400
12/22/2021	100
12/27/2021	73,434
12/28/2021	29,035
12/30/2021	60,242

These sales occurred at prices ranging from $10.10 to $11.02 per share. The sales were conducted pursuant to a Rule 10b5-1 sales plan (“Sales Plan”) executed on October 8, 2020 with J.P. Morgan Securities LLC (“Broker”). Otherwise, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Amendment No. 6.

(d) Not applicable.

(e) On January 3, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

No change.

CUSIP No. 87484T 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

AP TALOS ENERGY LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

AP TALOS ENERGY DEBTCO LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO TALOS HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P

By:	AIF VII Management, LLC
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

CUSIP No. 87484T 108	13D

AIF VII MANAGEMENT, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner
	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

By:	Apollo Commodities Management GP, LLC
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO COMMODITIES MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

CUSIP No. 87484T 108	13D

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President